SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

          Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company ("GPE"), for itself and on behalf of the following subsidiaries: KLT Inc., Great Plains Power Incorporated ("GPP"), Great Plains Energy Services Incorporated, Innovative Energy Consultants Inc., KLT Telecom Inc., KLT Gas Inc., Apache Canyon Gas, L.L.C., Forest City, LLC, Home Service Solutions Inc., Worry Free Service, Inc., Custom Energy Holdings, L.L.C., and KLT Gas Operating Company.

          This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1. Type of securities ("draft", promissory note"):

Repetitive issuances of promissory notes and demand open account advances during the period of January 1, 2004 through March 31, 2004 (except as otherwise noted), among companies in the GPE system, as identified in attachment A.

2. Issue, renewal or guaranty:

Issue and renewal, as identified in Attachment A.

3. Principal amount of each security:

See attachment A

4. Rate of interest per annum of each security:

See attachment A

5. Date of issue, renewal or guaranty of each security:

Various dates, as identified in attachment A.

6. If renewal of security, give date of original issue:

As identified in Attachment A.

7. Date of maturity of each security:

Various dates, as identified in attachment A.

8. Name of the person to whom each security was issued, renewed or guaranteed:

Various companies within the GPE system, as identified in attachment A.

9. Collateral given with each security:

None.

10. Consideration received for each security:

The full principal amount of each borrowing.

11. Application of proceeds of each security:

To be used for financing the existing business of the borrowers.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

      (a) the provisions contained in the first sentence of Section 6(b)[ ]

      (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

      (c) the provisions contained in any rule of the Commission other than Rule U-48 [X]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Dated: May 27, 2004.

Great Plains Energy Incorporated /s/Lori A. Wright Lori A. Wright Controller

Attachment A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

Great Plains Energy Incorporated	note	1/31/04	$605,622	2.36%	N/A	Home Service Solutions Inc.
		2/29/04	$88,749	2.62%	N/A
		3/31/04	$107,972	2.35%	N/A

Kansas City Power & Light Company	demand open account	2/12/04	$85	7.93%	N/A	Home Service Solutions Inc.
		3/11/04	$10	7.93%	N/A
		3/24/04	$45	7.93%	N/A
		3/31/04	$56,851	7.93%	N/A

Kansas City Power & Light Company	demand open account	1/31/04	$5,386	7.93%	N/A	Worry Free Service, Inc.
		2/29/04	$3,463	7.93%	N/A
		3/31/04	$48,991	7.93%	N/A

Great Plains Energy Incorporated	note	1/6/04	$60,000	2.42%	3/4/05	KLT Inc.
		1/8/04	$500,000	2.41%	3/4/05
		1/12/04	$25,000	2.37%	3/4/05
		1/13/04	$250,000	2.37%	3/4/05
		1/15/04	$2,000,000	2.37%	3/4/05
		1/16/04	$9,700,591	2.36%	3/4/05
		1/31/04	$8,621*	2.36%	3/4/05
		2/23/04	$500,000	2.62%	3/4/05
		2/29/04	$11,709*	2.62%	3/4/05
		3/5/04	$6,167,649[1]	5.26%	3/4/05
		3/10/04	$300,000	2.35%	3/4/05
		3/17/04	$750,000	2.35%	3/4/05
		3/31/04	$16,168*	2.35%	3/4/05

Great Plains Energy Incorporated	note	1/5/04	$5,000,000	2.37%	3/4/05	Great Plains Energy Services Incorporated
		1/6/04	$250,000	2.42%	3/4/05
		1/7/04	$819,450	2.42%	3/4/05
		1/8/04	$500,000	2.41%	3/4/05
		1/9/04	$29,432	2.41%	3/4/05
		1/12/04	$500,000	2.37%	3/4/05
		1/31/04	$4,401*	2.37%	3/4/05
		2/17/04	$300,000	2.36%	3/4/05
		2/29/04	$708*	2.62%	3/4/05
		3/5/04	$0[1]	5.26%	3/4/05
		3/23/04	$250,000	2.35%	3/4/05
		3/26/04	$1,500,000	2.35%	3/4/05

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

		3/31/04	$200,000	2.35%	3/4/05
		3/31/04	$749*	2.35%	3/4/05

Great Plains Energy Incorporated	demand open account	1/2/04	$2,500	2.42%	N/A	Great Plains Power Incorporated
		1/7/04	$118,073	2.41%	N/A
		1/15/04	$117,709	2.37%	N/A
		1/27/04	$8,800	2.36%	N/A
		1/31/04	$3,085*	2.36%	N/A
		2/2/04	$30,200	2.36%	N/A
		2/18/04	$101	2.62%	N/A
		2/20/04	$63,772	2.62%	N/A
		2/26/04	$2,400	2.62%	N/A
		2/29/04	$3,325*	2.62%	N/A
		3/2/04	$7,575	2.60%	N/A
		3/3/04	$2,140	2.60%	N/A
		3/12/04	$40,000	2.35%	N/A
		3/15/04	$71,010	2.35%	N/A
		3/16/04	$59,006	2.35%	N/A
		3/17/04	$57,760	2.35%	N/A
		3/18/04	$138,417	2.35%	N/A
		3/19/04	$53,045	2.35%	N/A
		3/26/04	$500	2.35%	N/A
		3/29/04	$144,507	2.35%	N/A
		3/30/04	$51	2.35%	N/A
		3/31/04	$1,135	2.35%	N/A
		3/31/04	$4,581*	2.35%	N/A

Great Plains Energy Incorporated	demand open account	1/31/04	$1,405*	2.36%	N/A	Innovative Energy Consultants Inc.
		2/29/04	$1,388*	2.62%	N/A
		3/31/04	$1,396*	2.35%	N/A

KLT Energy Services Inc.	demand open account	1/23/04	$38,535	0.00%	N/A	Custom Energy Holdings, L.L.C.

KLT Inc.	demand open account	1/31/04	$944,432*	8.25%	N/A	KLT Telecom Inc.
		1/31/04	$25	8.25%	N/A
		2/29/04	$885,922*	8.25%	N/A
		3/31/04	$953,228*	8.25%	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

KLT Gas Inc.	demand open account	1/31/04	$79,658*	8.25%	N/A	Apache Canyon Gas, L.L.C.
		2/29/04	$75,041*	8.25%	N/A
		2/29/04	$200	8.25%	N/A
		3/31/04	$80,744*	8.25%	N/A

KLT Gas Inc.	demand open account	1/31/04	$25,860*	8.25%	N/A	Forest City, LLC
		1/31/04	$1,239	8.25%	N/A
		2/29/04	$24,370*	8.25%	N/A
		2/29/04	$1,021	8.25%	N/A
		3/31/04	$26,228*	8.25%	N/A
		3/31/04	$1,176	8.25%	N/A

Far Gas Acquisitions Corporation	demand open account	1/31/04	$3,522*	8.25%	N/A	KLT Gas Inc.
		2/29/04	$3,318*	8.25%	N/A
		3/31/04	$3,568*	8.25%	N/A

KLT Energy Services Inc.	demand open account	1/31/04	$295,360*	8.25%	N/A	KLT Inc.
		2/29/04	$260,605*	8.25%	N/A
		3/31/04	$1,826*	8.25%	N/A
		1/15/04	$9,700,591	8.25%	N/A

KLT Investments Inc.	demand open account	1/31/04	$65,235*	8.25%	N/A	KLT Inc.
		2/29/04	$61,454*	8.25%	N/A
		3/31/04	$66,122*	8.25%	N/A

KLT Investments II Inc.	demand open account	1/31/04	$59,722*	8.25%	N/A	KLT Inc.
		2/29/04	$56,261*	8.25%	N/A
		3/31/04	$60,535*	8.25%	N/A

KLT Gas Inc.	demand open account	1/31/04	$2,391*	8.25%	N/A	KLT Gas Operating Company
		1/31/04	$20,961	8.25%	N/A
		2/29/04	$2,390*	8.25%	N/A
		2/29/04	$17,616	8.25%	N/A
		3/31/04	$2,695*	8.25%	N/A
		3/31/04	$18,702	8.25%	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

KLT Energy Services Inc.	demand open account	1/31/04	$239*	8.25%	N/A	KLT Telecom Inc.
		2/29/04	$225*	8.25%	N/A
		3/31/04	$242*	8.25%	N/A

KLT Inc.	demand open account	1/6/04	$60,000	8.25%	N/A	KLT Gas Inc.
		1/8/04	$471,939	8.25%	N/A
		1/9/04	$43,641	8.25%	N/A
		1/12/04	$24,452	8.25%	N/A
		1/13/04	$56,575	8.25%	N/A
		1/14/04	$129,065	8.25%	N/A
		1/15/04	$126,119	8.25%	N/A
		1/16/04	$250,000	8.25%	N/A
		1/22/04	$469,072	8.25%	N/A
		1/29/04	$400,000	8.25%	N/A
		1/31/04	$99,637*	8.25%	N/A
		2/11/04	$250,000	8.25%	N/A
		2/24/04	$100,000	8.25%	N/A
		2/29/04	$102,369*	8.25%	N/A
		3/10/04	$300,000	8.25%	N/A
		3/17/04	$245,000	8.25%	N/A
		3/31/04	$113,619*	8.25%	N/A

* Represents monthly interest accrual

1 Represents outstanding principal balance under credit facility at time of renewal. The termination date of the renewed facility is shown for all borrowings during the quarter under the credit facility. The original issue date of the KLT Inc. note to Great Plains Energy Incorporated was October 3, 2001. The original issue date of the Great Plains Energy Services Incorporated note to Great Plains Energy Incorporated was April 1, 2003.